UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN PACIFIC CORPORATION

(Name of Subject Company)

AMERICAN PACIFIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

028740108

(CUSIP Number of Class of Securities)

Dana M. Kelley

Vice President, Chief Financial Officer, and Treasurer

American Pacific Corporation

3883 Howard Hughes Parkway, Suite 700

Las Vegas, Nevada 89169

(702) 735-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Zane O. Gresham

Jeffrey Washenko

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7145

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is American Pacific Corporation, a Delaware corporation (“AMPAC” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 3883 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada 89169. The telephone number of the Company’s principal executive office is (702) 735-2200.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.10 per share (the “Shares”). As of January 21, 2014, there were 7,997,913 Shares issued and outstanding (including 76,580 restricted shares) and 476,391 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares.

Item 2.	Identity and Background of Filing Person.

Name and Address

AMPAC, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Flamingo Merger Sub Corp., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Flamingo Parent Corp., a Delaware corporation (“Parent”), to purchase any and all of the outstanding Shares, at a purchase price of $46.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2014 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), as required by the Agreement and Plan of Merger, dated as of January 9, 2014, by and among Parent, Merger Sub and the Company (the “Merger Agreement”).

The Offer is described in a Tender Offer Statement on Schedule TO (together with all amendments, supplements and exhibits thereto, the “Schedule TO”), filed by Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2014. The Offer to Purchase and Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on January 24, 2014. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at midnight, New York City time, at the end of the day on February 24, 2014, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The Merger Agreement provides, among other things, that following consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth therein, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger Agreement contemplates that the Merger will be governed by and effected pursuant to Section 251(h) of the DGCL. At the time that the Merger becomes effective (the “Effective Time”), each issued and outstanding Share, except for (i) Shares held by the Company as treasury stock, held by a wholly owned subsidiary of the

Company or held by Parent, Merger Sub or any other wholly owned subsidiary of Parent (which will be canceled without consideration) and (ii) Shares held by stockholders who exercise their appraisal rights under the DGCL, will be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. As set forth in the Schedule TO, the address of the principal executive offices of Parent and Merger Sub is c/o H.I.G. Capital, LLC, 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131, and the telephone number is (305) 379-2322.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth herein or as incorporated in this Schedule 14D-9 by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(a) any of the Company’s executive officers, directors or affiliates, or (b) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Interests of Certain Persons

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to the interests of the Company’s stockholders generally and are described below in this section. The Company Board was aware of those interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of January 21, 2014, the directors and executive officers of the Company beneficially owned, in the aggregate, 444,613 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the directors and executive officers would receive an aggregate of $20,674,504.50, net in cash, without interest thereon and subject to any applicable withholding taxes. For a description of the treatment of stock options held by the directors and executive officers of the Company, see below under the heading “Treatment of Company Stock Options.”

The following table sets forth, as of January 21, 2014, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Shares	Consideration Payable in Respect of Shares
Joseph Carleone	52,355	$2,434,507.50
Dana M. Kelley	23,603	$1,097,539.50
Aslam Malik	34,874	$1,621,641.00	[1]
Linda G. Ferguson	45,639	$2,122,213.50	[2]
Dave A. Thayer	12,679	$589,573.50
John R. Gibson	174,907	$8,133,175.50
Barbara Smith Campbell	10,432	$485,088.00
Ian D. Haft	1,057	$49,150.50
Jan H. Loeb	18,779	$873,223.50
Berlyn D. Miller	28,560	$1,328,040.00
William F. Readdy	11,432	$531,588.00
C. Keith Rooker	5,432	$252,588.00
Charlotte E. Sibley	12,432	$578,088.00
Bart Weiner	12,432	$578,088.00

1	Includes 5,000 shares held in Dr. Malik’s GenCorp 401(k) account and 7,572 shares held in Dr. Malik’s AMPAC 401(k) account.
2	Includes 6,401 shares held in Ms. Ferguson’s AMPAC 401(k) account.

Treatment of Company Stock Options

Pursuant to the Merger Agreement, each option to purchase Shares (an “Option”) granted under any of The American Pacific Corporation Amended and Restated 2001 Stock Option Plan, The American Pacific Corporation 2002 Directors Stock Option Plan, as amended and restated, and The American Pacific Corporation Amended and Restated 2008 Stock Incentive Plan will become fully vested and exercisable immediately prior to and contingent on the closing of the Merger and, as of the Effective Time, each outstanding and unexercised Option will be canceled and converted automatically into the right to receive for each Share issuable under such Option an amount in cash equal to the excess, if any, of the Offer Price over the exercise price payable in respect of such Share issuable under such Option, less any applicable withholding taxes and without interest.

The following table sets forth, as of January 21, 2014, the cash consideration that each of the Company’s executive officers and directors would be entitled to receive in respect of his or her outstanding Options at the Effective Time pursuant to the Merger Agreement.

Name	Number of Shares Subject to Options	Exercise Price per Share in Respect of Shares	Consideration Payable in Respect of Company Stock Options
Joseph Carleone	10,000	$7.50	$390,000.00
	20,000	$11.25	$705,000.00
	10,000	$7.15	$393,500.00
	15,000	$7.61	$583,350.00
	6,238	$11.93	$215,647.66
	1,750	$40.19	$11,042.50
Total	62,988		$2,298,540.16

Name	Number of Shares Subject to Options	Exercise Price per Share in Respect of Shares	Consideration Payable in Respect of Company Stock Options
Dana M. Kelley	9,000	$7.79	$348,390.00
	10,000	$11.25	$352,500.00
	10,000	$7.15	$393,500.00
	10,000	$7.61	$388,900.00
	3,119	$11.93	$107,823.83
	962	$40.19	$6,070.22
Total	43,081		$1,597,184.05

Aslam Malik	7,500	$4.21	$317,175.00
	5,000	$11.25	$176,250.00
	5,000	$7.15	$196,750.00
	5,000	$7.61	$194,450.00
	1,872	$11.93	$64,715.04
	570	$40.19	$3,596.70
Total	24,942		$952,936.74

Linda G. Ferguson	10,893	$6.34	$437,462.88
	10,000	$11.25	$352,500.00
	10,000	$7.15	$393,500.00
	10,000	$7.61	$388,900.00
	3,119	$11.93	$107,823.83
	570	$40.19	3,596.70
Total	44,582		$1,683,783.41

Dave A. Thayer	5,000	$6.34	$200,800.00
	5,000	$11.25	$176,250.00
	5,000	$7.15	$196,750.00
	5,000	$7.61	$194,450.00
	1,872	$11.93	$64,715.04
	570	$40.19	$3,596.70
Total	22,442		$836,561.74

John R. Gibson	50,000	$6.34	$2,008,000.00
	20,000	$11.25	$705,000.00
	15,000	$7.15	$590,250.00
Total	85,000		$3,303,250.00

Barbara Smith Campbell	5,000	$7.15	$196,750
Ian D. Haft	—	—	—
Jan H. Loeb	3,571	$16.93	$105,594.47
Berlyn D. Miller	5,000	$8.30	$191,000.00
	10,000	$6.34	$401,600.00
	3,571	$16.93	$105,594.47
	5,000	$11.25	$176,250.00
	5,000	$7.15	$196,750.00
Total	28,571		$1,071,194.47

William F. Readdy	—	—	—
C. Keith Rooker	3,571	$16.93	$105,594.47
	5,000	$11.25	$176,250.00
	5,000	$7.15	$196,750.00
Total	13,571		$478,594.47

Charlotte E. Sibley	—	—	—
Bart Weiner	—	—	—

Treatment of RSUs

The Merger Agreement provides that, immediately prior to the Effective Time, each Restricted Stock Unit (“RSU”) granted under the Restricted Stock Unit (Performance Unit) Award Agreements entered into under the American Pacific Corporation Amended and Restated 2008 Stock Incentive Plan will be converted into the right to receive an amount equal to the Offer Price allocable per Share subject to the RSU, less any applicable withholding taxes and without interest.

The following table sets forth, as of January 21, 2014, the cash consideration that each of the Company’s executive officers and directors would be entitled to receive in respect of his or her outstanding RSUs at the Effective Time pursuant to the Merger Agreement.

Name	RSUs	Consideration Payable in Respect of RSUs
Joseph Carleone	29,705	$1,381,282.50
Dana M. Kelley	14,852	$690,618.00
Aslam Malik	8,911	$414,361.50
Linda G. Ferguson	14,852	$690,618.00
Dave A. Thayer	8,911	$414,361.50
John R. Gibson	—	—
Barbara Smith Campbell	—	—
Ian D. Haft	—	—
Jan H. Loeb	—	—
Berlyn D. Miller	—	—
William F. Readdy	—	—
C. Keith Rooker	—	—
Charlotte E. Sibley	—	—
Bart Weiner	—	—

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all steps as may be reasonably requested by any other party to cause dispositions of Company equity securities (including derivative securities) by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 under the Exchange Act.

Agreements and Arrangements with Directors and Executive Officers

Supplemental Executive Retirement Plan

The Company sponsors the American Pacific Corporation Supplemental Executive Retirement Plan (the “SERP”). The SERP is a non-qualified benefit plan which provides Fred Gibson, John R. Gibson, Joseph Carleone, Linda Ferguson and Dana Kelley with total pension benefits that are determined without regard to the dollar limitations that apply under the Internal Revenue Code to benefits provided under tax-qualified pension plans. The annual retirement benefit provided under the SERP by the Company at normal retirement age (i.e., the later of age 65 and five years of participation in the plan) for the executives is 5% of Final Average Compensation (defined below) times years of service with the Company, up to a maximum of 15 years of service, reduced by the participant’s benefit under the American Pacific Corporation Defined Benefit Pension Plan. The SERP generally defines “Final Average Compensation” as the average of the employee’s wages, salary and bonuses, for the three consecutive years of employment during which the employee’s compensation with the Company was the highest. A participant becomes fully vested in the SERP benefit upon attainment of the age of 55 and five years of service. To the extent unvested, these benefits will be vested upon the Effective Time, and will become payable within 30 days of the Effective Time, except as required to be delayed after any separation from service pursuant to Internal Revenue Code Section 409A.

Employment Agreement with Joseph Carleone

Joseph Carleone, Ph.D., entered into an employment agreement with the Company (the “Carleone Agreement”) on October 15, 2006, which was amended and restated on November 14, 2008. The Carleone Agreement provides that Dr. Carleone is entitled to receive the following benefits from the Company in connection with the proposed transaction upon the Effective Time, regardless of whether his employment is terminated: upon receipt of a mutually satisfactory release, the Company shall make payments to Dr. Carleone equal to his base salary at the Effective Time (not including any automobile allowance) for a period of three years, provided, however, such payments by the Company shall be offset, during the third year of payments, by earned income realized by Dr. Carleone from all sources other than directors’ fees paid by the Company, which earned income Dr. Carleone shall promptly report to the Company. All unvested restricted stock and options shall also fully vest in connection with the proposed transaction. In addition, if Dr. Carleone elects COBRA coverage under the Company’s group health plan, the Company will pay his COBRA premiums until the earlier of the 18-month anniversary of his termination date or the date he becomes covered by another employer’s group health plan. Payment of the benefits described above are conditioned upon Dr. Carleone’s continued observance of the material obligations in the Carleone Agreement, including non-competition and non-solicitation restrictions and confidentiality requirements, and if he were to violate any of the obligations in the Carleone Agreement at any time during the period of payments, all benefits would cease. Under the Carleone Agreement, the payment of any amounts or benefits shall be delayed to the extent necessary to comply with Section 409A(a)(2)(B)(i) of the Internal Revenue Code (relating to payments made to certain “specified employees” of certain publicly-traded companies), and in such event, any such amount to which Dr. Carleone would otherwise be entitled during the 6-month period immediately following his termination of employment will be paid on the first business day following the expiration of such 6-month period.

Severance Agreements

Dana M. Kelley, Aslam Malik, Linda G. Ferguson and Dave A. Thayer each entered into substantially similar severance agreements (each a “Severance Agreement”) with the Company. Ms. Kelley and Ms. Ferguson entered into their respective Severance Agreements on July 8, 2008, and Dr. Malik and Mr. Thayer entered into their respective Severance Agreements on May 7, 2013. Pursuant to each Severance Agreement, in the event of termination of such executive’s employment, other than for “Cause” (as defined therein) or by death or “Disability” (as defined therein), following the Effective Time, such executive shall be entitled to the payments and benefits described below. The Company shall continue to pay to such executive, in accordance with the Company’s then effective payroll practices, such executive’s then effective base salary (but not any employee benefits) for a period of three years from the date the employment relationship with the Company terminates, provided, however, that such payments by the Company shall be offset, during the third year following the termination date, by income paid to such executive by another employer other than the Company, which income such executive shall promptly report to the Company. The Severance Agreements provide that, for purposes of this payment obligation, base salary does not include any perquisites or similar benefits provided to such executive prior to the termination date. All unvested restricted stock and options shall also fully vest in connection with the proposed transaction (without termination of employment) pursuant to the Severance Agreements. In addition, if the executive elects to continue such executive’s respective Company group health coverage under COBRA, the Company will pay such executive’s COBRA premiums until the earlier of the 18-month anniversary of such executive’s termination date or the date such executive becomes covered by another employer’s group health plan. Payment of the severance benefits described above are conditioned upon such executive’s continued observance of the material obligations in the Severance Agreement, including non-competition and non-solicitation restrictions and confidentiality requirements, throughout the severance period and, if such executive were to violate any of the obligations in the Severance Agreement at any time during the severance period, all severance benefits would cease. Payment of the severance benefits also is conditioned on such executive executing a release of potential claims against the Company and any successor. The payment of any amounts or benefits shall be delayed to the extent necessary to comply with Section 409A(a)(2)(B)(i) of the Internal Revenue Code (relating to payments made to certain “specified employees” of certain publicly-traded companies), and in such event, any such amount to which such executive would otherwise be entitled during the six-month period immediately following such executive’s termination of employment will be paid on the first business day following the expiration of such six-month period.

Golden Parachute Compensation

The table below sets forth the estimated amount of payments and other benefits that each Named Executive Officer (“NEO”) would be entitled to receive in connection with or otherwise related to the transactions contemplated by the Merger Agreement, assuming the Effective Time occurred on January 21, 2014, the latest practicable date prior to the filing of this Schedule 14D-9. The table includes the information required by Item 402(t) of Regulation S-K under the Exchange Act. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. Amounts potentially payable under plans which are generally available to all salaried employees, such as pension and life and disability insurance, are excluded from the table. Amounts set forth in the table are estimates based on multiple assumptions of possible events that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, that a NEO receives may materially differ from the amounts set forth in the table. The amounts in the Equity column in the table below are based on a stock price of $46.50 per share.

Name & Event	Cash ($)		Equity ($)		Pension/ NQDC ($)		Perquisites/ Benefits[1] ($)	Tax Reimbursements ($)	Other ($)	Total ($)
Joseph Carleone, Ph.D.	$1,575,000.00	[2]	$4,420,800.16	[3]	$—		$26,332.02	$—	$—	$6,022,132.18
Dana M. Kelley	$909,000.00	[4]	$2,721,461.05	[5]	$713,000.00	[6]	$26,332.02	$—	$—	$4,369,793.07
Aslam Malik, Ph.D.	$866,250.00	[4]	$1,625,466.24	[7]	$—		$38,877.30	$—	$—	$2,530,593.54
Linda G. Ferguson	$720,000.00	[4]	$2,698,645.91	[8]	$—		$13,717.98	$—	$—	$3,432,363.89
Dave A. Thayer	$756,000.00	[4]	$1,509,091.24	[9]	$—		$38,877.30	$—	$—	$2,303,968.54

1	Represents payment of COBRA premiums for a maximum of eighteen months, or until the NEO becomes covered by another employer’s group health plan. Please see Severance Agreements and Employment Agreement with Joseph Carleone, above, for a description of the material factors necessary to an understanding of each arrangement. This benefit is “double-trigger” because it requires the termination of employment in addition to the consummation of the transaction.
2	Represents continuation of salary under the Carleone Agreement for a period of three years pursuant to his employment agreement. The continuation of Dr. Carleone’s salary is a “single-trigger” event and does not require his termination of employment. Please see Employment Agreement with Joseph Carleone, above for a description of the material factors necessary to an understanding of the contract.
3	Represents the aggregate value of (i) $740,977.50, for restricted stock awards for which vesting will be accelerated, (ii) $349,234.56, for unvested stock option awards for which vesting will be accelerated, (iii) $1,381,282.50, for the value of cash-settled restricted stock unit awards for which vesting will be accelerated, and (iv) $1,949,305.60, for vested stock options. Please see Treatment of Company Stock Options and Treatment of RSUs, above, for a description of the material factors necessary to an understanding of the arrangements.
4	This amount is a “double-trigger” severance benefit because it requires the termination of employment in addition to the consummation of the transaction. In the event that the NEO’s employment is terminated at any time after a corporate transaction has occurred, the NEO is entitled to this amount, which represents continuation of salary under the NEO’s Severance Agreement for a period of three years; provided, however, that during the third year, any income earned by the NEO from another employer will reduce or eliminate any remaining amount payable. Please see Severance Agreements, above, for a description of the material factors necessary to an understanding of each arrangement.
5	Represents the aggregate value of (i) $433,659.00, for restricted stock awards for which vesting will be accelerated, (ii) $207,561.62, for unvested stock option awards for which vesting will be accelerated, (iii) $690,618.00, for the value of cash-settled restricted stock unit awards for which vesting will be accelerated, and (iv) $1,389,622.43, for vested stock options. Please see Treatment of Company Stock Options and Treatment of RSUs, above, for a description of the material factors necessary to an understanding of the arrangements.
6	Represents the acceleration of vesting of Ms. Kelley’s benefit in the SERP, which is equal to the present value of the single life annuity under the SERP for Ms. Kelley. This is a “single-trigger” benefit that does not require Ms. Kelley’s termination of employment, and will be paid as a single life annuity starting within 30 days of the Effective Time. Please see Supplemental Executive Retirement Plan, above for a description of the material factors necessary to an understanding of the arrangement.
7	Represents the aggregate value of (i) $258,168.00, for restricted stock awards for which vesting will be accelerated, (ii) $111,530.80, for unvested stock option awards for which vesting will be accelerated, (iii) $414,361.50 for the value of cash-settled restricted stock unit awards for which vesting will be accelerated, and (iv) $841,405.94, for vested stock options. Please see Treatment of Company Stock Options and Treatment of RSUs, above, for a description of the material factors necessary to an understanding of the arrangements.
8	Represents the aggregate value of (i) $324,244.50, for restricted stock awards for which vesting will be accelerated, (ii) $205,088.10, for unvested stock option awards for which vesting will be accelerated, (iii) $690,618.00, for the value of cash-settled restricted stock unit awards for which vesting will be accelerated, and (iv) $1,478,695.31, for vested stock options. Please see Treatment of Company Stock Options and Treatment of RSUs, above, for a description of the material factors necessary to an understanding of the arrangements.
9	Represents the aggregate value of (i) $258,168.00, for restricted stock awards for which vesting will be accelerated, (ii) $111,530.80, for unvested stock option awards for which vesting will be accelerated, (iii) $414,361.50, for the value of cash-settled restricted stock unit awards for which vesting will be accelerated, and (iv) $725,030.94, for vested stock options. Please see Treatment of Company Stock Options and Treatment of RSUs, above, for a description of the material factors necessary to an understanding of the arrangements.

Employee Benefits

Pursuant to the Merger Agreement, for a period of one year following the Effective Time, with respect to employees of the Company or its subsidiaries immediately before the Effective Time who remain employed during such one-year period, Parent will provide, or will cause to be provided, annual base salary or base wages, short-term cash incentive compensation opportunities and benefits (excluding equity-based compensation), that are substantially comparable, in the aggregate, to such annual base salary or base wages, short-term cash incentive compensation opportunities and benefits (excluding equity-based compensation) provided to such employees immediately prior to the Effective Time.

Potential for Future Arrangements

Although Parent has not negotiated the terms of any formal employment arrangements, including any compensation arrangements or equity incentive or participation in the Surviving Corporation, with any of the Company’s management for the period after the Merger closes, prior to the signing of the Merger Agreement and before the approval of the transaction on or about January 3, 2014, Parent discussed with certain members of the senior management of the Company typical equity and other incentive packages that H.I.G. has given to management of its portfolio companies. To our knowledge, except for certain agreements described in this Schedule 14D-9 between the Company and its executive officers and directors, no employment, equity incentive, participation, contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Merger Sub, any of their affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Following execution of the Merger Agreement, on January 13, 2014, the Compensation Committee of the Company Board approved that the senior management of the Company may engage in negotiations with Parent with respect to the implementation of a transaction or incentive bonus plan and certain employment compensation, severance and other employee benefit arrangements that will take effect following the consummation of the transactions contemplated by the Merger Agreement, subject to the Compensation Committee’s review and approval of the definitive documentation for any such bonus plan and such post-closing employment arrangements. Subsequent to the Compensation Committee’s approval, Parent continued its discussions with certain members of the senior management of the Company and conveyed an expectation that such members of senior management would be offered continued employment post-closing, including providing forms of employment agreements, bonus and equity compensation arrangements (none of which included proposed amounts or percentages) and conveyed in general terms the retention bonus and equity incentive package that could be offered to each such members of senior management. To our knowledge, as of the date of this Schedule 14D-9, Parent has not entered into any formal employment agreements, or other compensation arrangements or equity incentive or participation arrangements in the Surviving Corporation with any members of the Company’s management and there can be no assurance that Parent and any of the members of the Company’s management will reach agreement on the terms of any such employment arrangements, or at all.

Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Certificate”), and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations.

The Company and each director have entered into the Company’s standard form of Indemnification Agreement between the Company and a director, the form of which agreement is filed as Exhibit (e)(14) to this

Schedule 14D-9 and is incorporated herein by reference. Under each such agreement, the Company has agreed to indemnify such person against all direct and indirect costs (including attorneys’ fees) actually and reasonably incurred as a result of the fact that such person, in his or her capacity as a director, is made or threatened to be made a party to, witness to or other participant in any suit or proceeding. The directors are indemnified to the fullest extent permitted by law.

The Merger Agreement provides that, from the closing of the Offer through the sixth anniversary of the Effective Time, Parent shall (i) cause the certificate of incorporation and bylaws of the Surviving Corporation to contain indemnification and limitation of liability provisions no less favorable to each person who, as of the Effective Time, is or was a director or officer of the Company or any of its subsidiaries (an “Indemnitee”) than are set forth as of the date of the Merger Agreement in the Certificate and the Bylaws and (ii) pay, and cause the Surviving Corporation to pay, any expenses (including the fees and expenses of legal counsel) of the Indemnitees relating to the foregoing.

The Merger Agreement provides that from the Effective Time through the sixth anniversary of the Effective Time, Parent and the Surviving Corporation and their respective applicable subsidiaries will (i) indemnify and hold harmless each Indemnitee for all losses in connection with any claim, suit, action, proceeding or investigation arising out of (A) the fact that such Indemnitee was a director or officer of the Company or such subsidiary or (B) acts or omissions by such Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such subsidiary or taken at the request of the Company or such subsidiary, in each case under (A) or (B), at or before the Effective Time, and (ii) assume all obligations of the Company and such subsidiaries to the Indemnitees for indemnification and exculpation from liabilities for acts or omissions occurring at or before the Effective Time as provided in the Certificate and the Bylaws and such subsidiaries’ organizational documents in effect as of the date of the Merger Agreement.

The Merger Agreement provides that from the Effective Time through the sixth anniversary of the Effective Time, the Surviving Corporation must maintain in effect the Company’s current (or obtain from a comparable insurance carrier new) directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who, prior to the Effective Time, are covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope, and in amount, no less favorable to such individuals than those of such policy in effect on the date of the Merger Agreement, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail policy.” In accordance with the Merger Agreement, if the aggregate annual premiums for such insurance exceed 300% of the current aggregate annual premium, then Parent must provide or cause to be provided a policy for the applicable individuals with the best coverage as is then available at an annual premium equal to 300% of the current aggregate annual premium. The Company may, prior to the Effective Time, purchase, for an aggregate amount not to exceed 300% of the current aggregate annual premium, a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement, the Certificate and the Bylaws does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Certificate and the Bylaws (as applicable).

Arrangements with Parent, Merger Sub or their Affiliates

The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company and Parent, Merger Sub or their affiliates relating to the Offer.

Merger Agreement

On January 9, 2014, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions of the Offer, the Merger and the related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference. This summary and descriptions do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been filed as an Exhibit to this Schedule 14D-9 solely to provide Company stockholders with information regarding its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain confidential disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not generally third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

Limited Guaranty

On January 9, 2014, concurrently and in connection with the execution of the Merger Agreement, H.I.G. Bayside Debt & LBO Fund II, L.P. (the “Sponsor Fund”), a fund managed by H.I.G. Capital, LLC provided the Limited Guaranty. The summary of the terms of the Limited Guaranty contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to this Schedule 14D-9, is incorporated in this Schedule 14D-9 by reference.

Pursuant to the Limited Guaranty, as an inducement to the Company to enter into the Merger Agreement, the Sponsor Fund agreed to irrevocably and unconditionally guarantee (i) the payment obligations of Parent to the Company resulting from termination of the Merger Agreement under certain circumstances described in the Merger Agreement up to an aggregate amount equal to $21.5 million, (ii) the expense reimbursement and indemnification obligations of Parent and Merger Sub to the Company under certain financing-related covenants of the Merger Agreement up to an aggregate amount equal to $2.0 million, and (iii) the payment obligations of Parent and Merger Sub to the Company resulting from the commencement of an action or suit to enforce the payment of amounts due under certain circumstances described in the Merger Agreement.

Debt Commitment Letter

In connection with the Merger Agreement, Merger Sub received a debt commitment letter, dated January 9, 2014, from Jefferies Finance LLC (the “Debt Commitment Letter”). The summary of the terms of the Debt Commitment Letter contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to this Schedule 14D-9, is incorporated in this Schedule 14D-9 by reference.

The Debt Commitment Letter provides an aggregate of $355 million in debt financing to Merger Sub (the “Debt Financing”), consisting of a senior secured term loan facility in an aggregate principal amount of $330 million (the “Term Loan Facility”) and a senior secured revolving credit facility in an aggregate principal amount of $25 million (the “Revolving Facility,” and together with the Term Loan Facility, the “Senior Secured Credit Facilities”). The Term Loan Facility will be available in a single drawing on the closing date and loan under the Revolving Facility may be made available on the closing date to fund any original issue discount or certain upfront fees and in an amount no greater than $1,000,000 (a) to pay the consideration for the Merger, (b) to refinance existing indebtedness of the Company and its subsidiaries (including accrued and unpaid interest), (c) to provide working capital to the Company and (d) to pay costs and expenses related to the Offer and the Merger. The obligations of the Lender to provide debt financing under the Debt Commitment Letter are subject to a number of customary conditions, including, without limitation, execution and delivery of definitive documentation consistent with the Debt Commitment Letter.

Equity Commitment Letter

Concurrently and in connection with the Merger Agreement, the Sponsor Fund entered into an Equity Commitment Letter (the “Equity Commitment Letter”), dated as of January 9, 2014, with Parent. The summary of the terms of the Equity Commitment Letter contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to this Schedule 14D-9, is incorporated in this Schedule 14D-9 by reference.

Pursuant to the Equity Commitment Letter, as an inducement to the Company to enter into the Merger Agreement, the Sponsor Fund has provided an equity commitment of up to $124.3 million to (i) fund a portion of the merger consideration and any other amounts required to be paid by Parent or Merger Sub pursuant to the Merger Agreement and (ii) pay all related fees incurred by Parent and Merger Sub in connection with or pursuant to the Merger Agreement. The obligations of the Sponsor Fund under the Equity Commitment Letter are subject to certain customary conditions, including, among others, the satisfaction or waiver of all conditions precedent to the obligations of Parent to consummate the Offer set forth in the Merger Agreement.

Confidentiality Agreement

The Company and H.I.G. Capital Management, Inc. (“H.I.G. Capital Management”) are parties to a confidentiality letter, dated as of June 19, 2013 (the “Confidentiality Agreement”), pursuant to which H.I.G. Capital Management agreed that H.I.G. Capital Management, its affiliates and its officers, directors, employees, agents, lenders and representatives would keep confidential and not disclose confidential information of the Company and its affiliates delivered or made available to H.I.G. Capital Management in connection with the evaluation by H.I.G. Capital Management of a possible transaction involving the Company, except in accordance with the terms of the Confidentiality Agreement. Additionally, H.I.G. Capital Management further agreed, subject to certain exceptions, that, for a period of two years from the date of the Confidentiality Agreement, H.I.G. Capital Management would not solicit for employment or hire any then current directors, officers or employees of the Company or its affiliates with whom H.I.G. Capital Management has had contact or that were specifically identified to H.I.G. Capital Management during the course of the evaluation. H.I.G. Capital Management also agreed, among other things, to certain “standstill” provisions which prohibit H.I.G. Capital Management and its representatives from taking certain actions, unless specifically invited in writing by the Company, involving or with respect to the Company for a period ending on the one year anniversary of the date of the Confidentiality Agreement. Under the “standstill provisions,” H.I.G. Capital Management agreed that it and its affiliates, officers, directors, employees, agents, lenders and representatives would not (i) propose or publicly announce an intent to propose (a) any business combination, acquisition or other transaction relating to the Company or any of its subsidiaries or any of its or its subsidiaries’ assets, (b) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries, or (c) any demand, request or proposal to amend, waive or terminate any provision of the Confidentiality Agreement, (ii) seek to acquire, by tender offer, purchase or otherwise, voting securities or assets, indebtedness or businesses of the Company, (iii) make or participate in any solicitation of proxies with respect to any voting securities of the Company, (iv) become a participant in any election contest with respect to the Company, (v) seek to influence any person with respect to the voting or disposition of the voting securities of the Company, (vi) demand a copy of the Company’s list of stockholder or other books and records, (vii) participate in or encourage the formation of any partnership or other group that owns or seeks to acquire beneficial ownership in any voting securities or assets, indebtedness or businesses of the Company or that seeks to affect control of the Company or for the purpose of circumventing any provision of the Confidentiality Agreement, (viii) take any action that might require the Company to make a public announcement regarding the possibility of a transaction, or (ix) otherwise seek to control or influence the management, Company Board or policies of the Company.

This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board

At a meeting of the Company Board held on January 9, 2014, after careful consideration of relevant factors, including a review of the Offer and the Merger with the assistance of the Company’s management, the Company’s legal and financial advisors and the legal and financial advisors of the Transaction Committee (as defined below), the Company Board (i) unanimously resolved that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its stockholders, (ii) unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) unanimously authorized and approved the Merger Agreement, the Merger, the Offer and the other transactions contemplated thereby and (iv) unanimously recommended that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

Accordingly, and for other reasons described in more detail under “BACKGROUND OF THE TRANSACTION” and “REASONS FOR RECOMMENDATION,” the Company Board unanimously recommends that you accept the Offer and tender your Shares pursuant to the Offer.

A copy of a press release of the Company, dated January 10, 2014, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Transaction

As part of its ongoing evaluation of the Company’s business, the Company Board, together with the Company’s senior management, continually reviews and assesses opportunities to increase stockholder value. In December 2012, members of senior management and the Company Board separately met with and received presentations from two investment banking firms, Houlihan Lokey and KeyBanc Capital Markets Inc. (“KeyBanc”), to discuss these firms’ views on the Company’s industry, current market conditions, the Company’s market valuation relative to its key competitors, and potential strategic alternatives, including maintaining the status quo and executing the current strategic plan, engaging in bolt-on or transformational acquisitions, a strategic sale of the Company as a whole or by line of business, share repurchases and a dividend recapitalization.

After those meetings and presentations, senior management requested from KeyBanc a more focused analysis and presentation on the possible strategic alternatives. On January 8, 2013, KeyBanc met with members of senior management and the Company Board to discuss the possible strategic alternatives in greater depth, particularly the potential sale of the Company, including KeyBanc’s views on valuation of the Company, sale process considerations and timeline, and a review of the universe of potential buyers. After reviewing, discussing and considering the presentation and the possible strategic alternatives, the Company Board requested a proposal from KeyBanc to act as its financial advisor. The Company Board chose KeyBanc because of KeyBanc’s experience in the chemicals industry. During the meeting, KeyBanc confirmed to the Company Board that, should the evaluation of strategic alternatives lead to a potential acquisition of the Company, neither KeyBanc nor any of its affiliates would provide acquisition financing or any M&A financial advisory services to any third party in connection with the potential acquisition. The Company Board determined that KeyBanc’s existing lender relationship with the Company would not adversely affect its services to the Company Board or impact its ability to provide independent advice with respect to the Company’s exploration of strategic alternatives.

On January 17, 2013, the Company Board held a meeting and approved the engagement of KeyBanc as its financial advisor to assist the Company in reviewing and evaluating potential strategic alternatives available to the Company and, on January 24, 2013, the Company and KeyBanc executed an engagement letter for the engagement of KeyBanc as the Company’s financial advisor.

At the end of February 2013, Company management met with KeyBanc to discuss the Company, its business and its prospects.

On March 12, 2013, the Company Board held a meeting at which Joe Carleone, the Chief Executive Officer of the Company, provided an update on the early stage of the strategic alternatives review process.

During March, April and May 2013, KeyBanc and Company management prepared a Confidential Information Memorandum about the Company.

On May 7, 2013, the Company Board held a meeting at which Joe Carleone provided an update on the early stage of the strategic alternatives review process.

On June 11, 2013, KeyBanc began contacting 11 strategic parties and 86 private equity sponsors, including H.I.G. Capital, LLC (“H.I.G.”) that KeyBanc believed, after consultation with Company management, might be interested in exploring a potential transaction with the Company. KeyBanc sent a “teaser” briefly describing, but not identifying, the Company and its business to each of these 97 parties and sponsors to gauge their interest. Thereafter, KeyBanc telephoned each of the strategic parties and private equity sponsors to determine if it had sufficient interest in the company described in the “teaser” such that it would be willing to sign a non-disclosure agreement in order to be able to obtain a Confidential Information Memorandum that would identify and provide information about the Company.

As part of KeyBanc’s outreach to potentially interested parties, on June 12, 2013, KeyBanc informed H.I.G. that the unidentified company was considering pursuing a process to explore strategic alternatives, including a potential sale of the company. KeyBanc indicated to H.I.G. that KeyBanc would be contacting a number of additional parties to participate in the process. KeyBanc indicated that it would provide H.I.G. with a draft nondisclosure agreement at the appropriate time if H.I.G. was interested in receiving a Confidential Information Memorandum.

On June 19, 2013, the Company and H.I.G. Capital Management entered into the Confidentiality Agreement.

During June and July 2013, KeyBanc distributed a Confidential Information Memorandum about the Company to two strategic parties and 61 private equity sponsors, including H.I.G., each of which had entered into a nondisclosure agreement with the Company.

Following the distribution of the Confidential Information Memorandum, KeyBanc sent a bid procedures letter to each of the parties and sponsors that had received the Confidential Information Memorandum requesting the submission of a non-binding indication of interest in acquiring the Company.

On July 8 and 9, 2013, a meeting of the Company Board was held. At this meeting, Morrison & Foerster LLP (“Morrison & Foerster”), the Company’s counsel, advised the Company Board on its fiduciary duties, with particular reference to any possible sale of the Company. After Morrison & Foerster’s presentation, the Company Board discussed the benefits and risks of the Company remaining as a stand-alone public company and pursuing the operational improvements necessary to achieve its long-term business plan. The Company Board also discussed the potential benefits and risks of pursuing a potential sale of the Company.

On July 15, 2013, July 16, 2013 and July 22, 2013, KeyBanc met with several of the parties and sponsors that were most interested in the process and that had executed a non-disclosure agreement in connection with a potential transaction to discuss the Company in greater detail.

On July 23, 2013 and July 24, 2013, KeyBanc received indications of interest (the “Indications of Interest”) from one strategic party and 14 private equity sponsors, including H.I.G. Most of the Indications of Interest expressed an interest in acquiring all of the Company, with the indications ranging from $30.50 to $41.00 per Share. A few of the Indications of Interest expressed an interest in acquiring only a specific part of the Company.

On July 24, 2013, members of Company management attended a meeting by telephone with both KeyBanc and Morrison & Foerster to review the Indications of Interest. Following the meeting, one strategic party and 12 private equity sponsors (the “Phase II Participants”) were invited to attend management presentations and conduct further due diligence on the Company through an electronic data room established by the Company. Two private equity sponsors that had submitted Indications of Interest for only a part of the Company were not invited to be Phase II Participants, as their respective Indications of Interest were determined to be too low.

Between July 31, 2013 and August 26, 2013, each of the Phase II Participants attended a presentation by Company management in Las Vegas, NV regarding the Company’s business, performance and industry trends. H.I.G. attended a management presentation on July 31, 2013. After the management presentations, the Company conducted further due diligence discussions with multiple parties.

On August 14, 2013, Joe Carleone, the chief executive of the Company, met with Fraser Preston of H.I.G. in Las Vegas, NV to follow up on the management presentation given on July 31, 2013.

On August 27, 2013, the Company provided access to an electronic data room to the Phase II Participants.

On August 28, 2013, KeyBanc sent a “Phase II Reaffirmation Bid Procedures Letter” to the Phase II Participants requesting that each submit a reaffirmation of its Indication of Interest and a mark-up of a proposed transaction term sheet by September 17, 2013.

On September 10, 2013, the Company Board held a meeting at which it formed a committee (the “Transaction Committee”), to handle the requirements of the work to be performed by the Transaction Committee without the necessity of involving all of the members of the Company Board in every aspect thereof, consisting of four independent directors of the Company Board—Jan Loeb, Keith Rooker, Ian Haft and Bart Weiner—with the authority to evaluate indications of interest or other proposals for possible strategic alternatives, including potential transactions that encompass the potential sale of the Company, make reports and recommendations on any potential transaction to the Company Board, and, subject to the ultimate authority of the full Board, negotiate (but not authorize the execution of) a definitive agreement with respect to any possible transaction, as well as the form, terms and provisions thereof, and recommend to the Company Board whether to approve or disapprove any possible transaction. At that meeting, Jan Loeb was appointed as Chairman of the Transaction Committee.

On September 17, 2013, three private equity sponsors submitted Phase II reaffirmation proposals (each a “Reaffirmation Participant”) with offers ranging from $42 to $45 per Share, including H.I.G., which submitted a reaffirmation proposal to acquire the Company at a price of $42 to $45 per Share. None of the other Phase II Participants submitted a reaffirmation proposal.

Following discussions between KeyBanc and H.I.G., on September 24, 2013, H.I.G. submitted a revised reaffirmation proposal at a price of $45 per Share.

On September 24, 2013, one of the Reaffirmation Participants met with Jan Loeb, the Transaction Committee Chairman, to discuss the potential transaction and its hesitation to proceed in the process given the level and volatility of the Company’s stock price. On October 1, 2013, this Reaffirmation Participant communicated its decision, through KeyBanc, to exit the process.

Shortly thereafter, one of the two remaining Reaffirmation Participants (“Party B”) requested reimbursement of transaction costs in order for it to continue in the process. The Company declined this request.

On October 4, 2013, H.I.G. expressed its hesitation, through KeyBanc, to continue in the process given the volatility and widening spread between the market price of the Shares and its view of the value of the Shares. Later on October 4, 2013, the Transaction Committee had a call with KeyBanc, Morrison & Foerster and members of Company management to discuss what actions the Company should take in light of the recent developments. Following these discussions, on October 4, 2013, KeyBanc informed H.I.G. and Party B that the Company had decided to suspend the process and temporarily close the electronic data room to further access.

On October 23, 2013, the Transaction Committee engaged Munger, Tolles & Olson LLP (“Munger Tolles”) as its legal advisor. The Transaction Committee selected Munger Tolles after Transaction Committee members interviewed four law firms for the role of legal advisor. Munger Tolles had no previous relationship with the Company.

On November 6, 2013, Joe Carleone met with Fraser Preston in Las Vegas, NV to provide an update on the Company’s business and operations. Joe Carleone also called the other two Reaffirmation Participants to provide an update on the Company’s business and operations.

During the week of November 18, 2013, KeyBanc contacted the three Reaffirmation Participants to notify them that the electronic data room would be reopened with the purpose of providing certain updated financial information. The Reaffirmation Participant that previously exited the process declined to access the electronic data room. In addition, the Reaffirmation Participants were provided an opportunity to meet with Company management to discuss growth objectives and plans of the Company.

On November 22, 2013, the Company reopened the electronic data room, updated the financial and other information in the data room and invited H.I.G. and Party B to conduct further due diligence. Only H.I.G. actively engaged in further due diligence review.

On November 29, 2013, KeyBanc provided a telephonic update to the Transaction Committee.

On December 3, 2013, H.I.G. attended a presentation at the Company’s Rancho Cordova, CA facility with members of the Company’s senior management to discuss growth prospects and the acquisition pipeline of the Fine Chemicals business. Party B did not schedule a meeting date for the presentation.

On December 13, 2013, the Company received a non-binding proposal from H.I.G. to acquire all of the Shares at a price of $45 per Share in cash, which proposal was conditioned on the completion of legal, pension and environmental diligence review and included a draft merger agreement, equity commitment letter, limited guaranty and exclusivity letter. Following further discussions, on December 16, 2013, H.I.G. agreed to increase its offer to $46 per share and to forego exclusivity, subject to completion of its diligence review and satisfactory negotiation of a merger agreement, equity commitment letter and limited guaranty.

On December 16, 2013, the Transaction Committee held a meeting at which it approved the engagement of Morgan Stanley as financial advisor to the Transaction Committee. The Transaction Committee selected Morgan Stanley after Transaction Committee members interviewed three investment banks for the role of financial advisor and having established that Morgan Stanley did not have any conflicts that would have inhibited Morgan Stanley’s ability to provide independent advice to the Transaction Committee.

On December 17, 2013, Joe Carleone met with Fraser Preston in Las Vegas, NV to discuss certain due diligence and process topics.

On December 18, 2013, Morrison & Foerster and Ropes & Gray LLP (“Ropes & Gray”), counsel to H.I.G., had a call to discuss the structure of the transaction proposed by H.I.G., including effecting the proposed merger under Section 251(h) of the DGCL.

On December 18, 2013, H.I.G. conducted a site visit to the Company’s Cedar City, UT facilities.

On December 23, 2013, Morrison & Foerster sent revised drafts of the merger agreement, equity commitment letter and limited guaranty to Ropes & Gray.

On December 28, 2013, Ropes & Gray sent revised drafts of the merger agreement, equity commitment letter and limited guaranty to Morrison & Foerster.

On December 30, 2013, Joe Carleone met with Fraser Preston to provide an update on the Company’s business and to discuss the transaction process.

On December 30, 2013, the Transaction Committee held a meeting at which Jan Loeb and Munger Tolles provided an update of the status of the merger agreement negotiations. The Transaction Committee also considered a leveraged recapitalization transaction and attempting to grow the Company’s business through acquisitions, each of which had been analyzed by Morgan Stanley as alternatives to the proposed transaction with H.I.G. After discussion, the Transaction Committee concluded that neither alternative was likely to result in the creation of superior value for the Company’s stockholders and that the negotiations with H.I.G. regarding a possible acquisition of the Company should continue.

On December 30, 2013, at the direction of the Transaction Committee, KeyBanc contacted Party B to gauge Party B’s interest in reengaging in the process. On January 2, 2014, KeyBanc had a call with Party B during which Party B informed KeyBanc of Party B’s remaining business, diligence and other requirements, and its anticipated 30-45 day timing for completing such requirements, in order for Party B to submit a final proposal to acquire the Company. Thereafter, KeyBanc updated Jan Loeb as to its discussions with Party B. Based on Party B’s requirements and anticipated timing, the members of the Transaction Committee were of the view that reengaging in the process with Party B was not likely to result in the timely creation of superior value for the Company’s stockholders and that the negotiations with H.I.G. regarding a possible acquisition of the Company should continue.

On December 31, 2013, Morrison & Foerster sent a revised merger agreement to Ropes & Gray. Later on December 31, 2013, Ropes & Gray sent revised drafts of the equity commitment letter and limited guaranty to Morrison & Foerster.

On January 2, 2014, Morrison & Foerster held discussions with Ropes & Gray with respect to the terms and provisions contained in the revised draft merger agreement, equity commitment letter and limited guaranty.

On January 2, 2014, antitrust specialists from Ropes & Gray and Morrison & Foerster began discussions regarding the antitrust filings that might be required in connection with the potential transaction.

On January 3, 2014 and January 5, 2014, H.I.G. met with certain members of Company management to discuss their current roles and responsibilities within the Company’s organization and to obtain updates on various aspects of the Company’s business.

On January 4, 2014, Morrison & Foerster distributed a further revised draft of the merger agreement to Ropes & Gray.

On the morning of January 6, 2014, Jan Loeb met with Fraser Preston to discuss certain open business issues associated with the merger agreement. Following the discussion, H.I.G. agreed to increase its offer price to $46.50 per Share.

On the afternoon of January 6, 2014, Morrison & Foerster held discussions with Ropes & Gray with respect to the terms and provisions contained in the revised draft merger agreement, equity commitment letter and limited guaranty.

On the morning of January 7, 2014, Ropes & Gray sent revised drafts of the merger agreement, equity commitment letter and limited guaranty to Morrison & Foerster. On the evening of January 7, 2014, Morrison & Foerster had a call with Ropes & Gray to discuss the revised drafts. On the call, Morrison & Foerster confirmed that the equity commitment letter was in final form, pending confirmation of the amount of H.I.G.’s equity commitment.

Also on January 7, 2014, the Transaction Committee held a meeting at which it received an update from Jan Loeb on the status of the possible transaction with H.I.G. At the meeting, Morgan Stanley reviewed with the Transaction Committee Morgan Stanley’s preliminary financial analyses relating to the value of the Shares and the proposed H.I.G. transaction. The Transaction Committee also discussed and considered with input from Morgan Stanley certain possible alternatives to the proposed H.I.G. transaction, including engaging in a leveraged recapitalization of the Company, maintaining the status quo and attempting to grow the Company’s business through acquisitions. Following discussion of these alternatives, the Transaction Committee concluded that none of these alternatives were likely to offer more value to the Company’s stockholders than the proposed transaction with H.I.G.

On January 8, 2014, Morrison & Foerster distributed revised drafts of the merger agreement and limited guaranty. Throughout the day on January 8, 2014, Morrison & Foerster and Ropes & Gray negotiated the open terms in the merger agreement and limited guaranty.

In the late evening of January 8, 2014, Ropes & Gray sent a revised merger agreement, equity commitment letter and limited guaranty to Morrison & Foerster.

On the morning of Thursday, January 9, 2014, the Transaction Committee held a meeting. At the meeting, Munger Tolles advised the members of the Transaction Committee of their legal and fiduciary duties in the context of making a recommendation to the Company Board regarding the possible transaction with H.I.G. Morgan Stanley then reviewed with the Transaction Committee Morgan Stanley’s financial analyses of H.I.G.’s $46.50 per Share offer and delivered to the Transaction Committee an oral opinion of Morgan Stanley (which opinion was then confirmed by delivery of a written opinion dated January 9, 2014), to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in the Morgan Stanley opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to the holders of the Shares. After further discussion, the Transaction Committee unanimously determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, were advisable, fair to and in the best interests of the Company and its stockholders, and recommended that the Company Board approve the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, and subject to the Company Board’s fiduciary duties and the terms and conditions of the merger agreement, recommend that the Company stockholders accept the Offer and tender their Shares in the Offer.

Following the meeting of the Transaction Committee, the Company Board met later in the morning of Thursday, January 9, 2014. The Company Board, in consultation with members of the Company’s senior management and Morgan Stanley, KeyBanc and Morrison & Foerster, reviewed the overall strategic alternatives review process and considered the H.I.G. proposal of $46.50 per Share.

At this meeting, KeyBanc reviewed the transaction sale process and recommended that the Company accept the offer submitted by H.I.G. Also at the meeting, Morgan Stanley reviewed with the Company Board Morgan Stanley’s financial analyses of H.I.G.’s $46.50 per Share offer and delivered to the Company Board the same oral opinion delivered earlier to the Transaction Committee (which opinion was then confirmed by delivery of a written opinion dated January 9, 2014), to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in its opinion, the consideration to be received by the holders of Shares pursuant to the proposed merger agreement was fair from a financial point of view to the holders of the Shares.

Also, at this meeting, Morrison & Foerster reviewed the terms and provisions of the proposed merger agreement and the other transaction agreements, including the Offer mechanics, conditions to the Offer, conditions to closing, termination rights and any fees and expense reimbursement associated with the exercise of such termination rights, the Company’s non-solicitation undertaking and the Company’s limited right to pursue negotiations with another party that may make a proposal for an alternative transaction. Morrison & Foerster again reviewed the fiduciary duties of the Company Board in considering whether to approve the merger agreement and the other related agreements. Jan Loeb discussed the review process undertaken by the Transaction Committee, made the recommendation of the Transaction Committee and discussed the factors that the Transaction Committee considered in reaching its recommendation. After further discussion, the Company Board unanimously approved the merger agreement and the transactions contemplated thereby and concluded that it was in the best interests of the Company and its stockholders to proceed with the H.I.G. proposal. See Item 4(a) above for the formal resolutions approved by the Company Board and see “Reasons for Recommendation” in Item 4(b) below for additional information regarding the factors considered by the Company Board.

On the afternoon of Thursday, January 9, 2014, shortly after the Company Board meeting, the Company informed H.I.G. that its proposal had been accepted by the Company Board and the definitive merger agreement and the other transaction documents had been approved.

On the afternoon of January 9, 2014, Morrison & Foerster and Ropes & Gray circulated execution copies of the merger agreement and the limited guaranty.

In the evening of Thursday, January 9, 2014, Parent, Purchaser and the Company executed the merger agreement, H.I.G. and the Company executed the limited guaranty and H.I.G. and Parent provided to the Company a fully executed equity commitment letter and a fully executed debt commitment letter with respect to the financing of the aggregate merger consideration.

On Friday, January 10, 2014, before the opening of trading on the NASDAQ Stock Market, the Company issued a press release announcing the execution of the merger agreement. The press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9. Also on Friday January 10, 2014, the Company sent to each of the 63 strategic parties and private equity sponsors that entered into a nondisclosure agreement with the Company as part of the strategic alternatives process a letter waiving the restrictions in such nondisclosure agreement to the extent it prohibits the strategic party or private equity sponsor from privately making any demand, request or proposal to amend waive or terminate any provision of the nondisclosure agreement and terminating the “standstill” obligation of the strategic party or private equity sponsor under the nondisclosure agreement for the limited purpose of allowing such person to make an unsolicited private offer or proposal for a business combination, acquisition, asset acquisition or other transaction involving the Company or any of its subsidiaries.

Reasons for Recommendation

Transaction Committee

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Transaction Committee consulted with the Company’s senior management, Munger Tolles, its outside legal counsel, Morgan Stanley, its independent financial advisor, Morrison & Foerster, the Company’s legal counsel, and KeyBanc, the Company’s financial advisor. In determining the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, advisable and fair to the Company and its stockholders and recommending that the Company Board approve the Merger Agreement, the Transaction Committee considered a number of factors, including the following:

•	Premium to Market Price. The Transaction Committee considered the fact that the proposed price of $46.50 per Share to be paid in the Offer and the Merger represents a premium of 18.9% over the closing Share price on January 9, 2014, and 17.1% over the 60-day volume-weighted average closing Share price as of the same day. The Transaction Committee also considered the fact that the proposed price of $46.50 per Share was approximately 67.2% higher than the closing Share price on January 24, 2013, which was the day on which KeyBanc was engaged by the Company.

•

Business, Financial Condition and Prospects of the Company. The Transaction Committee considered the current and historical financial condition, results of operations, business, competitive position and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of the Shares. The Transaction Committee weighed the certainty of realizing a compelling value for the Shares in the Offer and the Merger as compared to the uncertainty of trading values in the foreseeable future, the Company’s exposure to volatile markets, the possible lack of sufficient liquidity to enable the Company’s stockholders to realize the market price of their shares, and other risks and uncertainties associated with the Company and its business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013).

•	Strategic Alternatives. The Transaction Committee considered potential alternatives to the acquisition of the Company by Parent, including the possibility that the Company would continue to operate as an independent entity, the potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of accomplishing the goals of such alternatives, as well as the Transaction Committee’s belief that none of these alternatives was reasonably likely to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Transaction Committee also considered the fact that the Company had actively solicited proposals from other potential buyers as part of a lengthy and comprehensive process (by directing KeyBanc to send “teasers” to 97 parties and sponsors, directing KeyBanc to distribute a Confidential Information Memorandum and bid procedures letter to 63 parties and sponsors, reviewing Indications of Interest from 15 parties, inviting 13 parties and sponsors to attend management presentations and conduct further due diligence on the Company, and reviewing the reaffirmation proposals of the Reaffirmation Participants) and that none of the other potential buyers had submitted an offer, or even an indication of interest, at a higher price than Parent.

•	Morgan Stanley Opinion and Related Financial Analyses. The Transaction Committee considered (i) the oral opinion of Morgan Stanley rendered to the Transaction Committee and the Company Board on January 9, 2014, which opinion was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in Morgan Stanley’s opinion, the consideration to be received by the holders of the Shares pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of the Shares, as discussed below in “Opinion of Financial Advisor” and (ii) the related financial analyses presented by representatives of Morgan Stanley to the Transaction Committee and the Company Board, as discussed below in “Opinion of Financial Advisor.” The Transaction Committee was aware that Morgan Stanley became entitled to certain fees upon the delivery of Morgan Stanley’s opinion and will become entitled to additional fees upon the closing of the Merger, as more fully described below in “Opinion of Financial Advisor.”

•	Negotiation Process and Procedural Fairness. The Transaction Committee considered the fact that the terms of the Offer and the Merger were the result of robust arms’ length negotiations, in which the Transaction Committee participated in consultation with the Company Board and with the assistance of independent financial and legal advisors. The Transaction Committee also considered (i) the interests of the Company’s directors and executive officers in the Offer and the Merger, including certain change of control payments, (ii) the fact that neither the Offer nor the Merger is conditioned upon any member of the Company’s management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Parent, Merger Sub, the Sponsor Fund or the Company, and (iii) the fact that, except for the pre-existing agreements described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above, no such agreement, arrangement or understanding existed as of the date of the Merger Agreement.

•	Merger Agreement Terms (Alternative Takeover Proposal; Change of Recommendation). The Transaction Committee considered the terms of the Merger Agreement, which are more fully described in “Section 11 The Merger Agreement” of the Offer to Purchase. The Transaction Committee believed that the provisions of the Merger Agreement were in the best interests of the Company and its stockholders, and considered, among others, the following provisions:

•	The right of the Company to consider alternative unsolicited acquisition proposals, subject to the limitations and the provisions set forth in the Merger Agreement, and its right to grant a waiver or terminate any “standstill” or similar obligation of any third party under any confidentiality, non-disclosure or similar agreement with the Company for the purpose of allowing such third party to submit privately an alternative takeover proposal to the Company.

•	The right for the Company Board to effect a change in recommendation to the Company’s stockholders in response to an unsolicited superior proposal or an “intervening event” if the Company Board determines, based upon advice from its financial and legal advisors, that failure to do so would be inconsistent with the directors’ fiduciary duties.

•	The right of the Company to terminate the Merger Agreement and accept a superior proposal under certain circumstances, and the termination fee of approximately $13 million payable by the Company if it exercises that right and the Transaction Committee’s belief that such termination fees should not deter any interested third party from making, or inhibit the Company Board from approving, a superior proposal if such were available.

•	The availability to holders of the Shares of statutory appraisal rights under Delaware law in connection with the Merger.

•	Speed of Completion. The Transaction Committee considered the anticipated timing of the consummation of the Offer and the Merger, and the structure of the transaction as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer.

•	Likelihood of Completion; Certainty of Payment. The Transaction Committee considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	The fact that the conditions to the Offer and the Merger are specific and limited in scope.

•	The likelihood of there being no significant antitrust or other regulatory impediments.

•	The fact that Parent and Merger Sub are required to extend the Offer in certain circumstances as set forth in the Merger Agreement.

•	The fact that Merger Sub received the executed Debt Commitment Letter from a major financial institution with significant experience in similar lending transactions and a strong reputation for honoring the terms of the commitment letter, which, in the reasonable judgment of the Transaction Committee, increases the likelihood of such financing being completed.

•	The fact that, in accordance with the terms of the Merger Agreement, each of Parent and Merger Sub is required to use reasonable best efforts to cause the lender who is party to such Debt Commitment Letter and any other person providing financing to fund the financing at the closing of the Offer, upon the satisfaction of the conditions to the financing and Merger Sub’s obligation to consummate the Offer.

•	The Equity Commitment Letter provided by the Sponsor Fund to fund up to a maximum amount of $124.3 million for the equity portion of the financing and assurances provided by the Sponsor Fund of the sources of its funds.

•	The limited number and nature of the conditions to funding set forth in the Debt Commitment Letter and the Equity Commitment Letter and the expectation that such conditions will be timely met and the financing will be provided in a timely manner and the obligation of Parent and Merger Sub to use reasonable best efforts to obtain the debt financing.

•	The fact that if Parent and Merger Sub fail to effect the closing under certain circumstances, Parent is obligated to pay the Company a termination fee equal to $21.5 million (the “Parent Termination Fee”) and that the Sponsor Fund has provided the Limited Guaranty in favor of the Company that guarantees the payment of the Parent Termination Fee.

•	The right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief in connection with enforcing Parent’s obligation to cause the equity financing to be funded, subject to the terms and conditions of the Merger Agreement.

•	The business reputation and capabilities of the Sponsor Fund and its affiliates and the substantial financial resources of the Sponsor Fund and, by extension, Parent and Merger Sub.

The Transaction Committee also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

•	The Company’s price per Share traded as high as $60.37 in October 2013.

•	The Company’s stockholders would lose the ability to participate in potential future growth of the Company.

•	The costs involved in connection with entering into and completing the Merger and the time and effort of senior management required to complete the Merger and related disruptions or potential disruptions to the Company’s business operations, including its relationships with its employees, customers and suppliers.

•	The risk that the proposed Offer and Merger might not be completed, including due to the failure to obtain the required debt financing for the transaction, and the effect of the resulting public announcement of termination of the Merger Agreement on:

•	The market price of the Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Shares by short-term investors following the announcement of termination of the Merger Agreement.

•	The Company’s operating results, particularly in light of the costs incurred in connection with the Offer and the Merger, including the potential requirement to make a termination payment.

•	The Company’s ability to attract and retain key personnel.

•	Relationships with the Company’s employees, vendors, customers, partners and others that do business with the Company.

•	There can be no assurance that all conditions to the parties’ obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied.

•	The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the Merger), and (ii) the termination fee and the expense reimbursement that could become payable by the Company if the Company terminates the Merger Agreement to, among other things, accept a superior proposal.

•	The restriction on soliciting competing proposals.

•	The fact that the Company is entering into a Merger Agreement with a newly formed entity and, accordingly, that the Company’s monetary remedy in connection with a breach of the Merger Agreement by Purchaser, except in the case of fraud, is limited to $21.5 million and may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement.

•	The fact that the cash consideration paid in the transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The Transaction Committee believed that, overall, the potential benefits of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement to the Company’s stockholders outweighed the risks and uncertainties of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, accordingly, unanimously recommended that the Company Board approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and that the Company Board recommend that the Company’s stockholders tender their Shares in the Offer.

Board of Directors

In the course of reaching its determination and recommendation, the Company Board considered, among other things, the same factors considered by the Transaction Committee in its deliberations, as described above. After consideration, on January 9, 2014, based on the recommendation of the Transaction Committee and the conduct of its own independent review and other relevant factors, the Company Board unanimously (i) determined the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) authorized and approved the Merger Agreement and the transactions contemplated thereby and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares.

In considering the Offer and the Merger, the Company Board reviewed and considered Morgan Stanley’s opinion addressed to the Transaction Committee and the Company Board, dated January 9, 2014, that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in the opinion, the $46.50 per share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to the holders of the Shares. See “Opinion of Financial Advisor” below. The Company Board also consulted with Morrison & Foerster regarding the fiduciary duties of the members of the Company Board and the terms of the Merger Agreement.

The foregoing discussion of the information and factors considered by the Transaction Committee and the Company Board is not intended to be exhaustive, but includes the material factors considered by the Transaction Committee and the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Transaction Committee and the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Transaction Committee and the Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Transaction Committee and the Company Board each based its recommendation on the totality of the information presented.

Financial Forecasts

The Company’s management provided certain unaudited forecasts (the “Financial Forecasts”) regarding the Company’s future operations to the Company Board and the Transaction Committee for their evaluation in connection with the Offer and the Merger beyond what has been publicly disclosed previously. The Financial Forecasts were also provided to Morgan Stanley for use in connection with its financial analysis and opinion to the Company Board and the Transaction Committee.

The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Neither the Company’s independent auditors, nor any other independent public accounting firm has compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor has expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein should not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Financial Forecasts should not be regarded as an indication that any of the Company, Parent or any of their respective affiliates, advisors or other representatives, considered, or now considers, them to be necessarily predictive of actual future results, and the Financial Forecasts should not be relied upon as such. None of the Company, Parent or any of their respective affiliates, advisors or other representatives makes any representation or warranty regarding the ultimate performance of the Company relative to the Financial Forecasts.

The Financial Forecasts were prepared in June 2013, with an ordinary course update of fiscal year 2014 only prepared in November 2013, based on information available at that time using various assumptions and estimates. The assumptions and estimates may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates underlying the information contained in the Financial Forecasts involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, including but not limited to, the ability to increase production to meet anticipated demand, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect the effects of the Offer or the Merger (other than the pension adjustments listed below), or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information contained in the Financial Forecasts will be achieved, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less certain with each successive year.

Certain information set forth in the Financial Forecasts are non-generally accepted accounting principles, which we refer to as non-GAAP, financial measures. These non-GAAP financial measures are not calculated in accordance with, or a substitute for financial measures calculated in accordance with, GAAP and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, GAAP basis financial measures.

The following is a summary of the Financial Forecasts (dollars in millions):

	Year Ending September 30,
	2014	2015	2016	2017	2018
Revenues	$235.8	$236.9	$254.2	$272.0	$290.0
Net Income	$19.4	$21.9	$28.2	$31.5	$33.6
EBITDA	$47.1	$50.8	$60.6	$65.8	$68.7
Adjusted EBITDA	$56.5	$58.1	$67.7	$72.8	$75.9

Cash Flow from Operations	$16.8	$26.1	$36.3	$39.2	$41.2
Capital Expenditures	(21.6)	(13.8)	(14.4)	(11.6)	(9.3)

Unlevered Free Cash Flow	$(4.8)	$12.3	$21.9	$27.6	$31.9

Set forth below is a reconciliation of EBITDA to Net Income, the most comparable GAAP financial measure based on financial information available to, or projected by, the Company (dollars in millions):

	Year Ending September 30,
	2014	2015	2016	2017	2018
Net Income	$19.4	$21.9	$28.2	$31.5	$33.6
Interest, Net	2.1	1.5	1.3	1.1	0.1
Income Taxes	11.4	12.9	16.5	18.5	19.7
Depreciation & Amortization	14.2	14.5	14.6	14.7	15.3

EBITDA	$47.1	$50.8	$60.6	$65.8	$68.7

Set forth below is a reconciliation of EBITDA to Adjusted EBITDA, which sets forth a summary of the EBITDA Adjustments (dollars in millions):

	Year Ending September 30,
	2014	2015	2016	2017	2018
EBITDA	$47.1	$50.8	$60.6	$65.8	$68.7
Pension Interest Costs	4.9	5.1	5.4	5.6	5.9
Pension Amortization of AOCI	2.2	2.2	1.7	1.4	1.3
Inventory Adjustment	2.3	—	—	—	—

Adjusted EBITDA	$56.5	$58.1	$67.7	$72.8	$75.9

The Company also provided estimates of the Company’s costs associated with public company status that were utilized by Morgan Stanley in its Leveraged Buyout Analysis described below. Such costs were estimated for the years ending September 30, 2014, 2015, 2016, 2017 and 2018 to be $3.1 million, $3.2 million, $3.3 million, $3.3 million and $3.4 million, respectively.

Except as may be required by applicable securities laws, none of the Company, Parent, Merger Sub or any of their respective affiliates, advisors or other representatives intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events.

Opinion of Financial Advisor

Morgan Stanley was retained by the Transaction Committee to provide the Transaction Committee and the Company Board with financial advisory services and an opinion in connection with a potential sale of the Company. The Transaction Committee selected Morgan Stanley to act as financial advisor based on Morgan Stanley’s qualifications, expertise, reputation and knowledge of the business and affairs of the Company. At the meetings of the Transaction Committee and the Company Board on January 9, 2014, Morgan Stanley rendered its oral opinion to the Transaction Committee and the Company Board, which opinion was subsequently confirmed in writing that, as of such date, and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in its written opinion, the consideration to be received by the holders of the Shares pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of the Shares.

The full text of Morgan Stanley’s written opinion, dated January 9, 2014, is attached as Annex I to this Schedule 14D-9. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, and matters considered. This summary is qualified in its entirety by reference to the full text of such opinion. The Company urges you to read the full text of the opinion. Morgan Stanley’s opinion is directed to the Transaction Committee and the Company Board and addresses only the fairness from a financial point of view of the consideration to be received by the holders of Shares pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation to any stockholders of the Company as to whether to tender into the Offer or otherwise take any other action with respect to the Merger.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for the Shares;

•	compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly-traded companies comparable with the Company and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, which formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that Parent will obtain financing in accordance with the terms set forth in the Debt Commitment Letter and Equity Commitment Letter. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer or the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Shares in the Offer or the Merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of its opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Transaction Committee and the Company Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 6, 2014, and is not necessarily indicative of current market conditions.

In performing its financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and relied upon the financial forecasts for the Company, which had been prepared by management of the Company on bases representing the best currently available estimates and judgments of management of the Company of the future financial performance of the Company. For further information regarding these financial forecasts, see “Financial Forecasts” in this “Item 4. The Solicitation or Recommendation.”

For purposes of its analyses, Morgan Stanley reviewed a number of financial and operating statistics, including:

•	corporate aggregate value, defined as market capitalization, plus total debt less cash and cash equivalents (or net debt), plus minority interests;

•	adjusted corporate aggregate value defined as corporate aggregate value, adjusted for pension obligations;

•	earnings before interest, taxes, depreciation and amortization, referred to as EBITDA;

•	EBITDA, as adjusted for certain unfunded pension related costs, referred to as Adjusted EBITDA, as estimated for calendar year 2013, referred to as CY2013E; and

•	Adjusted EBITDA, as estimated for calendar year 2014, referred to as CY2014E.

Except as otherwise noted, (a) per share amounts for the Company were (i) based on fully diluted shares, using the treasury stock method, based on diluted shares outstanding as set forth in the most recent public periodic filing of the Company, and (ii) rounded to the nearest dollar, (b) corporate aggregate value for the Company was based on net debt of $(7) million as of September 30, 2013, as provided by management of the Company, (c) Adjusted EBITDA for the Company reflects adjustments for inventory timing adjustments and (d) each of EBITDA and Adjusted EBITDA include stock based compensation as an expense. Financial information for CY2013E for each of the selected comparable companies with calendar fiscal years, as well as the Company, was based on historical financial information for the latest nine month period for which financial information was publicly available, together with estimated financial information for the immediately following three month period.

Historical Trading Range Analysis

Morgan Stanley reviewed the historical trading range of the Shares for the 52-week period ending January 6, 2014, and noted that, during such period, the maximum intraday price for the Shares was $60.36 and the minimum intraday price for the Shares was $17.00.

Morgan Stanley also noted that, as of January 6, 2014, the closing price for the Shares was $38.35, as compared to the closing price of $26.05 as of the start of the sale process on June 11, 2013.

Trading Multiples Analysis

Comparable Company Trading Multiples. Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain historical and estimated financial information of the Company with corresponding historical and estimated financial information of certain selected publicly-traded companies in the specialty chemical or fine chemical business that have certain similar business and operating characteristics to those of the Company. Specifically, with respect to specialty chemical companies, Morgan Stanley selected specialty chemical companies with (i) product demand less sensitive to general economic growth rates, (ii) similar projected growth rates to those of the Company, and (iii) market capitalizations similar to that of the Company (i.e., excluding such companies with market capitalization well in excess of $2 billion). With respect to fine chemical companies, Morgan Stanley selected US and European fine chemical companies with a significant amount of business dependent on active pharmaceutical ingredient production. The estimated financial information for the comparable companies was based on consensus research analyst estimates (“consensus estimates”) as of January 6, 2014. Financial information for CY2013E for the selected companies with non-calendar fiscal years was based on either historical financial information for the fiscal year ended November 2013, or on historical financial information for six months during calendar year 2013 and estimated financial information for the immediately following six month period ending January 2014. Morgan Stanley calculated and reviewed for comparative purposes the ratio of adjusted corporate aggregate value to each of (i) CY2013E Adjusted EBITDA and (ii) CY2014E Adjusted EBITDA. The following list sets forth the six specialty chemical companies and four fine chemical companies that were reviewed in connection with this analysis, as well as the ratio of adjusted corporate aggregate value to each of (i) CY2013E Adjusted EBITDA and (ii) CY2014E Adjusted EBITDA for each selected company, as well as the resulting median ratios:

Adjusted Corporate Aggregate Value to
	CY2013E Adjusted EBITDA	CY2014E Adjusted EBITDA
Specialty Chemical Companies
Minerals Technologies Inc.	10.0x	9.4x
Stepan Company	9.5x	7.5x
KMG Chemicals, Inc.	8.6x	7.8x
Innophos Holdings, Inc.	8.5x	7.0x
OMNOVA Solutions Inc.	8.5x	7.4x
Koppers Holdings Inc.	7.8x	7.2x
Median	8.5x	7.4x
Fine Chemical Companies
Aceto Corporation	12.5x	11.4x
Lonza Group AG	11.2x	9.9x
Cambrex Corporation	10.1x	9.6x
Albany Molecular Research, Inc.	6.5x	5.9x
Median	10.6x	9.7x

Morgan Stanley compared the results of this analysis to the ratio of adjusted corporate aggregate value to Adjusted EBITDA of the Company, as of January 6, 2014, and also as of two additional dates: (i) October 4, 2013, the Company’s high multiple for the 52-week period ended January 6, 2014, and (ii) January 6, 2013. Morgan Stanley calculated Adjusted EBITDA as of each such measurement date based on each of (i) the 12-month period ending on the most recently completed fiscal quarter prior to such measurement date and (ii) the subsequent 12-month period. This analysis indicated the following:

Adjusted Corporate Aggregate Value/Adjusted EBITDA Multiples
Adjusted Corporate Aggregate Value as of January 6, 2013 to Adjusted EBITDA (12 months ended December 31, 2012)	4.5x

Adjusted Corporate Aggregate Value as of January 6, 2013 to Adjusted EBITDA (12 months ended December 31, 2013)	3.9x

Adjusted Corporate Aggregate Value as of October 4, 2013 to Adjusted EBITDA (12 months ended September 30, 2013)	9.1x

Adjusted Corporate Aggregate Value as of October 4, 2013 to Adjusted EBITDA (12 months ending September 30, 2014)	9.8x

Adjusted Corporate Aggregate Value as of January 6, 2014 to Adjusted EBITDA (12 months ended December 31, 2013)	5.7x

Adjusted Corporate Aggregate Value as of January 6, 2014 to Adjusted EBITDA (12 months ending December 31, 2014)	6.0x

In addition, Morgan Stanley reviewed trading multiples for the selected chemical companies as compared to those of the Company for certain periods set forth below prior to the commencement of the Company’s sale process, which commenced as of June 11, 2013, in order to assess whether the observed discount in trading multiples of the Company was part of a longer term pattern. For this review, Morgan Stanley reviewed the ratio of corporate aggregate value to estimated EBITDA for the next twelve month period (the “next twelve month period”) immediately following the latest twelve month period for which financial information was publicly available (the “latest twelve month period”). Estimated financial information for the selected chemical companies was based on consensus estimates. Estimated financial information for the Company was based on management forecasts. The results were as follows:

Corporate Aggregate Value / Next Twelve Month Period EBITDA

Trends Prior to Commencement of the Company Sale Process

Median
	1 Year Prior	3 Years Prior	High	Low
Specialty Chemical Peers	5.9x	5.6x	7.0x	4.6x
Fine Chemical Peers	6.8x	6.7x	8.8x	4.6x
AMPAC	4.5x	4.5x	5.5x	2.9x

This analysis revealed that the Company has typically traded at a significant discount to the selected comparable companies during the past several years.

Based on a review of the above described metrics for the comparable companies, Morgan Stanley selected a representative range of CY2014E Adjusted EBITDA multiples set forth in the table below for each of the specialty chemical companies and the fine chemical companies. In addition, in light of the historical next twelve month period EBITDA trading multiples analysis described above, Morgan Stanley applied a range of discounts to such selected ranges of CY2014E Adjusted EBITDA multiples for each of the specialty chemical companies and fine chemical companies. Morgan Stanley then applied these ranges of discounted multiples to the Company’s CY2014E Adjusted EBITDA related to the CY2014E Adjusted EBITDA for each of its specialty chemical and fine chemical segments. For purposes of this analysis, Morgan Stanley allocated corporate overhead expenses and EBITDA adjustments to each segment based on each segment’s estimated contribution to total revenue for calendar year 2014. The results were as follows:

	Comparable Company Reference Range Multiples	Discount Range	Selected Reference Range Multiples
Corporate Aggregate Value to CY2014E Adjusted Specialty Chemical EBITDA	7.0x – 8.0x	13.0% – 23.0%	5.4x – 7.0x

Corporate Aggregate Value to CY2014E Adjusted Fine Chemical EBITDA	9.0x – 10.0x	26.0% – 33.0%	6.0x – 7.4x

This analysis indicated a range of implied per Share values of $36 to $46.

ROIC Analysis. Morgan Stanley performed a regression analysis to evaluate the relationship between trading multiples and forecasted return on invested capital (referred to as ROIC) for the selected chemical companies referred to above and the Company. Specifically, this analysis evaluated the relationship between the ratio of the corporate aggregate value to invested capital as compared to the estimated ROIC for each of calendar years 2011, 2013 and 2014, in each case, as of January 6 of such year, and additionally, for calendar year 2013, as of June 11, 2013. Estimated financial information for the selected chemical companies was based on consensus estimates and for the Company, based on management projections.

Invested capital was calculated as the sum of total debt and book value of equity as of the latest twelve month period balance sheet date for the applicable measurement date. ROIC was calculated as the quotient of the

(i) estimated calendar year net operating profit after taxes, and (ii) the sum of total debt and book value of equity as of the latest twelve month period balance sheet date for the applicable measurement date. Net operating profit after taxes for the Company for 2013 was calculated in part by averaging the net operating profit after taxes of the Company’s Specialty Chemicals segment for each year from calendar year 2012 through estimated net operating profit after taxes for 2014, rather than using such segment’s actual 2013 net operating profit after taxes.

In this regression analysis, the coefficient of determination, or R2, which indicates the proportion of the variance of the dependent variable (in this case, the ratio of corporate aggregate value to invested capital that is explained by the independent variable (the estimated ROIC), ranged between approximately 65% and 88%, indicating in each case a statistically significant relationship.

Based on this regression analysis and each of the adjusted corporate aggregate value and estimated Adjusted next twelve month period EBITDA for the Company as of such dates, Morgan Stanley calculated an implied ratio of adjusted corporate aggregate value to Adjusted next twelve month period EBITDA for the Company, as compared to the Company’s actual ratio of adjusted corporate aggregate value to Adjusted next twelve month period EBITDA, as of such dates. The results were as follows:

Adjusted Corporate Aggregate Value/ Adjusted Next Twelve Month Period EBITDA
	Actual	Implied
As of January 6, 2011	3.6x	5.9x
As of January 6, 2013	3.9x	5.1x
As of June 11, 2013	5.2x	5.7x
As of January 6, 2014	6.0x	6.6x

Based on this analysis, Morgan Stanley selected a range of projected CY2014E Adjusted EBITDA multiples of 6.0x to 7.0x. This analysis indicated a range of implied per Share values of $38 to $45.

Leveraged Buyout Analysis

Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of the Company. Morgan Stanley assumed a transaction date of January 31, 2014, and a four and two-thirds year investment period ending on September 30, 2018. Morgan Stanley also assumed (i) a multiple of 5.7x for the Company’s ratio of total debt to the Company’s estimated latest twelve month period Adjusted EBITDA (the “leverage multiple”), as of January 31, 2014, as estimated by management of the Company, which, for purposes of this analysis, was further adjusted to eliminate public company costs, (ii) debt financing through a first lien term loan at a rate of LIBOR plus 4.50% (with a minimum LIBOR rate of 1.0%), (iii) a range of 6.0x to 7.0x next twelve month period Adjusted EBITDA exit multiples, (iv) a projected internal rate of return (“IRR”) of 20.0%-25.0% and (v) assumed revenue growth of 2.25% and constant EBITDA margins in 2019 (for purposes of estimating next twelve month period Adjusted EBITDA exit multiples), which leverage multiple was based on such multiple implied in the debt commitment to fund the Merger and which range of exit multiples, projected IRR and cost of debt financing were selected based on Morgan Stanley’s professional judgment of estimated long term chemical transaction multiples, financial sponsor target returns on equity, and the Company’s estimated cost of debt financing. Morgan Stanley estimated corporate aggregate value based on estimated net debt of $(5) million, as of January 31, 2014, based on Parent’s estimated sources and uses of cash to fund the Merger. This analysis indicated a range of implied per Share values of $42 to $47.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered cash flows and terminal value of such company. In preparing its analysis, Morgan Stanley used the information set forth under “Financial Forecasts” in this “Item 4. The Solicitation or Recommendation.” Morgan Stanley calculated a range of implied equity values per Share based on estimates of unlevered future cash flows for fiscal years 2014 through 2018. Morgan Stanley first calculated the estimated unlevered free cash flows of the Company for the period from January 1, 2014 to September 30, 2018. Morgan Stanley then calculated a terminal value for the Company by applying a range of perpetual growth rates to the estimated unlevered free cash flow for 2018 ranging from 2% to 2.5%. Morgan Stanley selected this range of perpetuity growth rates based on its review of management’s projected growth during the later portion of its projected period, as well as a review of the implied next twelve month period Adjusted EBITDA exit multiples resulting from such perpetuity growth rates and the selected range of discount rates (which implied next twelve month period Adjusted EBITDA multiples ranged from 5.2x to 6.3x), taking into consideration the Company’s historical next twelve month period EBITDA trading multiple. These values were then discounted to present value as of December 31, 2013 using a discount rate of 9.2% to 10.0%, which range was selected by Morgan Stanley based on its estimate of the Company’s weighted average cost of capital. This analysis indicated a range of implied per Share values of $36 to $44.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions that involve companies in the chemical business and that share some characteristics with this transaction. In connection with its analysis, Morgan Stanley compared publicly available statistics for seven selected chemical company transactions occurring between September 2009 and November 2013.

Morgan Stanley noted the transaction size and the ratio of corporate aggregate value of the transaction to the target company’s latest twelve month period EBITDA, as measured for the latest twelve month period for which financial information was publicly available at the announcement date of the relevant transaction. In the case of the Company, the latest twelve month period ended September 30, 2013. The list of the selected transactions, their respective transaction size and the ratio of corporate aggregate value of the transaction to the target company’s latest twelve month period EBITDA, as measured for the latest twelve month period for which financial information was publicly available at the announcement date of the relevant transaction is set forth below, as well as the resulting mean and median ratios:

Target	Acquiror	Transaction Size (mm)	Corporate Aggregate Value/Latest Twelve Month Period EBITDA
Patheon	DSM(1)	$2,600	13.8x
Sonneborn	One Equity	$400	6.7x
Arch Chemicals	Lonza	$1,400	9.2x
International Specialty Products	Ashland	$3,200	8.9x
Rhodia	Solvay	$9,460	7.3x
Cognis	BASF	$3,795	7.3x
GenTek	American Securities	$622	4.6x
		Mean	8.3x
		Median	7.3x

(1)	Fine Chemical Company. All other selected transactions involved specialty chemical companies as targets.

Based on a review of latest twelve month period multiples described above and time frame for each transaction listed above, Morgan Stanley selected a representative range of latest twelve month period EBITDA multiples of 7.0x to 9.0x and applied these ranges of multiples to the Company’s latest twelve month period EBITDA; provided, however, that Morgan Stanley normalized the Company’s Specialty Chemicals segment latest twelve month period EBITDA by averaging the annual EBITDA of such segment from fiscal year 2012 through estimated EBITDA for fiscal year 2014.

This analysis indicated a range of implied per Share values of $36 to $47.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the corporate aggregate value and equity value of the transactions to which they are being compared. Morgan Stanley considered a number of factors in analyzing the consideration to be received by the holders of Shares pursuant to the Merger Agreement. The fact that points in the range of implied present value per share of the Company derived from the valuation of precedent transactions were less than or greater than the consideration to be received by the holders of Shares pursuant to the Merger Agreement is not necessarily dispositive in connection with Morgan Stanley’s analysis of such consideration, but one of many factors Morgan Stanley considered.

General

In connection with the review of the Merger by the Transaction Committee and the Company Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares pursuant to the Merger Agreement to such holders and in connection with the delivery of its opinion to the Transaction Committee and the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

The consideration to be received by the holders of the Shares pursuant to the Merger Agreement was determined through arm’s length negotiations between the Transaction Committee and the Company Board and Parent and was approved by the Transaction Committee and the Company Board. Morgan Stanley provided advice to the Transaction Committee during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to the Transaction Committee or that any specific consideration constituted the only appropriate consideration for the Merger. Morgan Stanley’s opinion does not address the underlying business decision to engage in the transaction contemplated by the Merger Agreement, or the relative merits of such transaction as compared to any strategic alternatives that may be available to the Company. In addition, Morgan Stanley expressed no opinion or recommendation to any stockholders of the Company as to whether to tender into the Offer or otherwise take any other action with respect to the Merger.

Morgan Stanley’s opinion and its presentation to the Transaction Committee and the Company Board was one of many factors taken into consideration by the Transaction Committee and the Company Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Transaction Committee or the Company Board with respect to the consideration to be received by the holders of the Shares pursuant to the Merger Agreement or of whether the Transaction Committee and the Company Board would have been willing to agree to different consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In addition, Morgan Stanley, its affiliates, directors or officers may have committed and may commit in the future to invest in private equity funds managed by affiliates of Parent. None of the Morgan Stanley professionals working for the Transaction Committee have any personal direct equity interests in private equity funds managed by affiliates of Parent.

In the two years prior to the date of its opinion, Morgan Stanley and/or its affiliates have provided financing services for affiliates of Parent and have received fees in connection with such services of approximately $2.2 million, in the aggregate. Morgan Stanley and/or its affiliates may also seek to provide financial advisory and financing services to affiliates of Parent and the Company in the future and would expect to receive fees for the rendering of these services.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender, or cause to be tendered, pursuant to the Offer all Shares held of record or beneficially owned by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted share.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Transaction Committee. For the period effective as of September 15, 2013 and ending January 31, 2014, (1) Ian D. Haft, Jan H. Loeb, C. Keith Rooker and Bart Weiner, directors of the Company, have each been paid a monthly retainer of $11,000 for serving as members of the Transaction Committee and (2) Mr. Loeb has been paid an additional monthly retainer of $5,000 (for a total monthly retainer of $16,000) for serving as the chair of the Transaction Committee.

KeyBanc. The Company retained KeyBanc as its financial advisor in connection with its review of strategic alternatives, including the possible sale of the Company. Additional information pertaining to the retention of KeyBanc is set forth in “Item 4. Background of the Offer” above. Pursuant to the engagement letter between KeyBanc and the Company dated January 24, 2013, the Company has agreed to pay KeyBanc a transaction fee in an amount equal to the sum of (x) 1.25% of the amount of the transaction value (calculated in accordance with such engagement letter) that is less than or equal to $270 million and (y) 5.00% of the amount, if any, of the transaction value that is greater than $270 million, which will only become payable if the transactions contemplated by the Merger Agreement are consummated. Based on the formula set out in KeyBanc’s engagement letter, KeyBanc will be paid a fee equal to 2.8% of the total transaction consideration (based on the Offer Price of $46.50 per share), or approximately $12.9 million. In addition, if the transactions contemplated by the Merger Agreement are not consummated, but the Company, directly or indirectly, receives break-up or a topping or other fee or payment, including any fee or payment characterized as expense reimbursement or liquidated damages (whether payable in cash or other consideration) in connection with the termination, KeyBanc will be paid 20% of such “compensation.” The Company also has agreed to reimburse KeyBanc for its reasonable out-of-pocket expenses and to indemnify KeyBanc and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

KeyBanc and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and in 2012 and 2013 have received, in the aggregate, approximately $650,000 in compensation, and in the future may receive compensation for the rendering of these services.

In addition, KeyBanc and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to affiliates of Parent and Merger Sub and in 2012 and 2013 have received, in the aggregate, approximately $3.4 million in compensation, and in the future may receive compensation for the rendering of these services.

Morgan Stanley. The Transaction Committee retained Morgan Stanley as its financial advisor in connection with evaluating a range of strategic alternatives available to the Company, including the possible sale of the Company, and to render, upon request of the Transaction Committee, an opinion with respect to whether or not the consideration to be received in connection with such a transaction was fair from a financial point of view. Pursuant to the engagement letter between Morgan Stanley and the Company, the Company agreed to pay to Morgan Stanley $250,000 upon execution of the engagement letter. In addition, the Company agreed to pay (i) a fee of $750,000 upon the later to occur of (x) the rendering of an opinion or the execution of a definitive agreement with respect to such a transaction or (y) January 2, 2014, and (ii) a fee of $2,000,000 upon consummation of such transaction (and against which the advisory fee and amounts paid pursuant to clause (i) will be credited). The Company also agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and to indemnify Morgan Stanley and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Except in the ordinary course of business in connection with the Company’s employee benefit plans, and other than issuances by the Company of Shares upon the exercise of stock options held by six employees at exercise prices ranging from $7.15 to $11.93, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), and (iii) does not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) (“Dissenting Shares”) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of Shares, including, among other things, asset values and earning capacity. The value so determined could be more than, less than or the same as the Offer Price or the consideration per share to be paid in the Merger (which is equivalent in amount to the Offer Price).

At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any Company stockholder who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his or her right to appraisal under the DGCL, such holder’s Shares will thereupon be deemed to have been converted into and become exchangeable for the right to receive, as of the Effective Time, the merger consideration for each share of such holder’s Shares, without any interest thereon, in accordance with the Merger Agreement.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and February 16, 2014, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effectiveness date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effectiveness date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of such stockholder’s appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to American Pacific Corporation, 3883 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada 89169, Attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern on the date of the merger,” and must be included in the appraisal process. In Cede & Co., the Delaware Supreme Court stated that the exclusion of any element of value arising from the accomplishment or expectation of the merger is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Since any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid pursuant to the Offer and Merger and the market value of the shares, stockholders considering appraisal should recognize that the fair value so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Holders of Shares should note that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. None of Parent, Merger Sub or the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert in any appraisal proceeding that, for purposes of Section 262 and such proceeding, the fair value of a Dissenting Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated and does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available under Delaware law. The preservation and proper exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex II to this Schedule 14D-9. Appraisal rights cannot be exercised at this time. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. A number of states, including Delaware, have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an “interested stockholder” unless, among other things, prior to such date the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination. In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and for purposes of Section 203 of the DGCL.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to take such actions necessary to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement in the most expeditious manner practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Parent might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Parent may not be obligated to accept for payment any Shares tendered.

Antitrust Review

United States Antitrust Compliance

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

Parent and the Company filed their respective Premerger Notification and Report Forms on January 24, 2014 with the FTC and the Antitrust Division relating to the proposed acquisition of the Company.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Austrian Antitrust Compliance

The acquisition of Shares pursuant to the Offer is subject to the Austrian Cartel Act 2005 and may be consummated only if a notification has been submitted to the Federal Competition Authority and the Federal Cartel Prosecutor (together, “Statutory Parties”), and the Statutory Parties have either waived their right to request an in-depth examination of the transaction, or they have not requested an in-depth examination of the transaction within the four-week waiting period from the filing of a complete notification. In case such an in-depth examination has been requested, the waiting period may be extended for up to an additional five months, and the acquisition of Shares pursuant to the Offer may not be consummated until the Vienna Court of Appeals as Cartel Court (“Cartel Court”) has either dismissed the request or declared that the transaction will not be prohibited, or the Cartel Court has discontinued the examination proceedings. Parent expects to file a notification to the Statutory Parties on or around January 27, 2014.

Rights Agreement

On September 14, 2010, the Company suspended the operation of the Rights Agreement dated as of August 3, 1999, as amended by the Amendment dated as of July 11, 2008, and Amendment No. 2 dated as of September 14, 2010, between the Company and American Stock Transfer & Trust Company pursuant to the terms thereof.

Merger Without a Vote

If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Company consummates the Offer, the Company intends to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Stockholder Litigation

On January 16, 2014, a putative class action lawsuit (Quick et al. v. American Pacific Corp., et al.) was filed in the Eighth Judicial District Court in Clark County, Nevada regarding the proposed acquisition. The complaint (“Complaint”) was purportedly filed on behalf of the public stockholders of the Company, and names as defendants, the Company, each of the Company’s directors, Flamingo Parent Corp., Flamingo Merger Sub Corp., and H.I.G. Capital, LLC. The Complaint alleges, among other things, that the Company’s directors breached their fiduciary duties by failing to maximize stockholder value in a proposed sale of the Company and engaged in self-dealing. The Complaint further alleges that the Company’s directors failed to provide material information relating to the acquisition and that the Company aided and abetted the alleged breaches by the Company’s directors. The plaintiff seeks, among other things, class action status, an injunction preventing the completion of the acquisition, monetary damages, and the payment of attorneys’ fees and expenses. The Company intends to vigorously defend against such claims.

Forward-Looking Statements

Certain statements in this Schedule 14D-9, and the exhibits attached hereto, constitute “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are typically punctuated by words or phrases such as “anticipate,” “estimate,” “should,” “may” and words or phrases of similar import. These forward-looking statements include statements regarding expectations as to the completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The forward-looking statements contained herein involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks include, but are not limited to, the ability of the parties to the Merger Agreement to satisfy the conditions to closing specified in the Merger Agreement. More information about the Company and other risks related to the Company are detailed in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended September 30, 2013 and the Company’s Current Report on Form 8-K dated January 9, 2014, both filed with the SEC and incorporated herein by reference. The Company does not undertake an obligation to update forward-looking statements.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated January 24, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Flamingo Merger Sub Corp. filed with the Securities and Exchange Commission on January 24, 2014).*

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Flamingo Merger Sub Corp. filed with the Securities and Exchange Commission on January 24, 2014).*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Flamingo Merger Sub Corp. filed with the Securities and Exchange Commission on January 24, 2014).*

Exhibit Number	Description

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Flamingo Merger Sub Corp. filed with the Securities and Exchange Commission on January 24, 2014).*

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on January 24, 2014 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Flamingo Merger Sub Corp. filed with the Securities and Exchange Commission on January 24, 2014).

(a)(5)(A)	Press Release issued by American Pacific Corporation on January 10, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on January 10, 2014).

(a)(5)(B)	Press Release issued by H.I.G. Capital, LLC on January 24, 2014 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of Flamingo Merger Sub Corp. filed with the Securities and Exchange Commission on January 24, 2014).

(e)(1)	Agreement and Plan of Merger, dated January 9, 2014, by and among Flamingo Parent Corp., Flamingo Merger Sub Corp., and American Pacific Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on January 10, 2014).

(e)(2)	Confidentiality Agreement, dated June 19, 2013, between American Pacific Corporation and H.I.G. Capital Management (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Flamingo Merger Sub Corp. filed with the Securities and Exchange Commission on January 24, 2014).

(e)(3)

American Pacific Corporation Amended and Restated 2001 Stock Option Plan (incorporated by reference to Exhibit 4.1 to American Pacific Corporation’s Registration Statement on Form S-8 filed by American Pacific Corporation with the Securities and Exchange Commission on April 24, 2003).

(e)(4)

Form of Option Agreement under the American Pacific Corporation Amended and Restated 2001 Stock Option Plan (incorporated by reference to Exhibit 4.3 to American Pacific Corporation’s Registration Statement on Form S-8 filed by American Pacific Corporation with the Securities and Exchange Commission on April 24, 2003).

(e)(5)

American Pacific Corporation 2002 Directors Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 99.1 to American Pacific Corporation’s Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on October 25, 2005).

(e)(6)

Form of Option Agreement under the American Pacific Corporation 2002 Directors Stock Option Plan (incorporated by reference to Exhibit 4.4 to American Pacific Corporation’s Registration Statement on Form S-8 filed by American Pacific Corporation with the Securities and Exchange Commission on April 24, 2003).

(e)(7)

American Pacific Corporation Amended and Restated 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to American Pacific Corporation’s Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on March 11, 2011).

(e)(8)

Form of Notice of Stock Option Award and Stock Option Award Agreement under the American Pacific Corporation 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to American Pacific Corporation’s Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on March 17, 2008).

(e)(9)

Form of Notice of Restricted Stock Bonus Award and Restricted Stock Bonus Award Agreement under the American Pacific Corporation 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to American Pacific Corporation’s Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on March 17, 2008).

(e)(10)

Form of Notice of Restricted Stock Unit (Performance Unit) Award and Restricted Stock Unit (Performance Unit) Award Agreement under the American Pacific Corporation 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.28 to American Pacific Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013).

(e)(11)

American Pacific Corporation Supplemental Executive Retirement Plan, amended and restated and effective on and after October 1, 2007 (incorporated by reference to Exhibit 10.1 to American Pacific Corporation’s Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on November 15, 2007).

(e)(12)

Trust Agreement for American Pacific Corporation Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.6 to American Pacific Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 1999).

(e)(13)

Amended and Restated American Pacific Corporation Defined Benefit Pension Plan, as Amended and Restated Effective October 1, 2008, executed by American Pacific Corporation on June 12, 2009 (incorporated by reference to Exhibit 10.1 to American Pacific Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009).

(e)(14)

First Amendment to American Pacific Corporation Defined Benefit Pension Plan, executed by American Pacific Corporation on June 28, 2010 (incorporated by reference to Exhibit 10.1 to American Pacific Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010).

(e)(15)

Second Amendment to American Pacific Corporation Defined Benefit Pension Plan, executed by American Pacific Corporation on January 27, 2011 (incorporated by reference to Exhibit 10.25 to American Pacific Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013).

(e)(16)

Third Amendment to American Pacific Corporation Defined Benefit Pension Plan, executed by American Pacific Corporation on November 30, 2012 (incorporated by reference to Exhibit 10.27 to American Pacific Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013).

(e)(17)	Employment Agreement, effective October 15, 2006, between American Pacific Corporation and Joseph Carleone, as amended and restated on November 14, 2008 (incorporated by reference to Exhibit 10.1 to American Pacific Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008).

(e)(18)	Severance Agreement, dated as of July 8, 2008, between American Pacific Corporation and Linda G. Ferguson (incorporated by reference to Exhibit 10.1 to American Pacific Corporation’s Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on July 11, 2008).

(e)(19)	Severance Agreement, dated as of July 8, 2008, between American Pacific Corporation and Dana M. Kelley (incorporated by reference to Exhibit 10.2 to American Pacific Corporation’s Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on July 11, 2008).

(e)(20)	Severance Agreement, dated as of May 7, 2013, between American Pacific Corporation and Aslam Malik (incorporated by reference to Exhibit 10.2 to American Pacific Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013).

(e)(21)	Severance Agreement, dated as of May 7, 2013, between American Pacific Corporation and Dave A. Thayer (incorporated by reference to Exhibit 10.31 to American Pacific Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013).

(e)(22)	Restated Certificate of Incorporation, as amended, of American Pacific Corporation (incorporated by reference to Exhibit 4.(a) to American Pacific Corporation’s Registration Statement on Form S-3).

(e)(23)	Articles of Amendment to the Restated Certificate of Incorporation of American Pacific Corporation, as filed with the Secretary of State, State of Delaware, on October 7, 1991 (incorporated by reference to Exhibit 4.3 to American Pacific Corporation’s Registration Statement on Form S-3).

(e)(24)	Articles of Amendment to the Restated Certificate of Incorporation of American Pacific Corporation, as filed with the Secretary of State, State of Delaware, on April 21, 1992 (incorporated by reference to Exhibit 4.4 to American Pacific Corporation’s Registration Statement on Form S-3).

(e)(25)	Certificate of Amendment of Restated Certificate of Incorporation of American Pacific Corporation, as filed with the Secretary of State, State of Delaware, on March 8, 2011 (incorporated by reference to Exhibit 3.1 to American Pacific Corporation’s Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on March 11, 2011).

(e)(26)	American Pacific Corporation Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to American Pacific Corporation’s Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on March 11, 2011).

(e)(27)	Form of Indemnification Agreement between American Pacific Corporation and each Director of American Pacific Corporation (incorporated by reference to Exhibit 3.6 to American Pacific Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000).

*	Included in materials mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN PACIFIC CORPORATION

By:	/s/ JOSEPH CARLEONE
Name:	Joseph Carleone

Title:	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Dated: January 27, 2014

Annex I

[Letterhead of Morgan Stanley & Co. LLC]

January 9, 2014

Transaction Committee of the

            Board of Directors/Board of Directors

American Pacific Corporation

3883 Howard Hughes Parkway

Suite 700

Las Vegas, NV 89169

Members of the Transaction Committee of the Board and Members of the Board:

We understand that American Pacific Corporation (the “Company”), Flamingo Parent Corp., (the “Buyer”) an affiliate of H.I.G. Capital, LLC (“H.I.G. Capital”) and Flamingo Merger Sub Corp., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, dated as of January 9, 2014, substantially in the form of the version labeled “Execution Copy” (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $.10 per share (the “Company Common Stock”), of the Company for $46.50 per share in cash (the “Offer Price”), and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by the Buyer or any affiliate of the Buyer or the Company or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Offer Price (the “Merger Consideration” and, together with the Offer Price, the “Consideration”). The terms and conditions of the Tender Offer and the Merger (together, the “Transaction”) are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Reviewed the Merger Agreement, the Commitment Letter from Jefferies Finance LLC dated January 9, 2014 (the “Jefferies Commitment Letter”) and the draft Commitment Letter from Buyer dated January 9, 2014, substantially in the form of the version labeled “Execution Copy” (the “Buyer Commitment Letter” and, together with the Jefferies Commitment Letter, the “Commitment Letters”) and certain related documents; and

9)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Buyer will obtain financing in accordance with the terms set forth in the Commitment Letters. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transaction. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the Transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have been retained to provide only certain advice relating to strategic and financial alternatives and a fairness opinion letter in connection with the Transaction. As a result, we have not been involved in structuring, planning or negotiating the Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company, nor did we negotiate with any of the parties which expressed interest in the possible acquisition of the Company or certain of its constituent businesses.

We have acted as financial advisor to the Transaction Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Tender Offer. In the two years prior to the date hereof, we have provided financing services for affiliates of the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to affiliates of the Buyer and the Company in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument. In addition, Morgan Stanley, its affiliates, directors or officers, may have committed and may commit in the future to invest in private equity funds managed by affiliates of H.I.G. Capital.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Transaction Committee of the Board of Directors and the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should act with respect to the Tender Offer or vote with respect to any shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ JASON NOBLE

Jason Noble
Executive Director

Annex II

Section 262 of the Delaware General Corporation Law

APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.

Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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